Exhibit 99.1

Catalyst Paper Corporation Third Quarter 2011 Earnings Conference Call Tuesday November 15, 2011 8:00 a.m. (Pacific), 11:00 a.m. (Eastern)

RICHMOND, BC, Oct. 19, 2011 /CNW/ - Catalyst Paper Corporation will hold a conference call on Tuesday November 15 at 8:00 a.m. Pacific, 11:00 a.m. Eastern, to review the Company's quarterly results which will be released on Monday November 14, 2011.

Kevin J. Clarke, President and Chief Executive Officer, and Brian Baarda, Vice-President Finance and Chief Financial Officer, will host the call.

If you wish to participate and are calling from within North America, dial 1-888-231-8191.  If you are calling from either the Toronto area or outside North America, dial 647-427-7450.  Please place your call ten minutes prior to the start of the conference, provide the conference administrator with your name and company name, and ask for the Catalyst Paper third quarter 2011 earnings conference call or quote pass code 19577087.  Initially, all participants will be in a listen-only mode for a short recap of our quarterly results followed by a question-and-answer session.  You will be queued with the conference administrator and polled individually during this portion of the conference.

If you are unable to participate in the call, you are invited to listen to a replay of the conference by dialling 1-855-859-2056 (within North America) or 1-416-849-0833 (Toronto area and outside North America) and quote pass code 19577087.  The replay service will be available until end of day November 29, 2011.

The archived webcast will be available at www.catalystpaper.com/investors/events

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe.  With four mills located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.9 million tonnes.  The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.  Catalyst is listed on the Jantzi Social Index® and is also ranked by Corporate Knights as one of the 50 Best Corporate Citizens in Canada.

%CIK: 0001144906

For further information:
Investors: Brian Baarda Vice-President, Finance & CFO 604-247-4710	Media: Lyn Brown Vice-President, Marketing & Corporate Responsibility 604-247-4713

CO: Catalyst Paper Corporation

CNW 16:26e 19-OCT-11